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EXHIBIT 16.1


July 27, 2004

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

         We were previously principal accountants for netGuru, Inc. and subsidiaries ("netGuru") and, under the date of June 16, 2004, except as to the sixth paragraph of note 13, which is as of June 17, 2004, we reported on the consolidated financial statements of netGuru as of March 31, 2004, and for the years ended March 31, 2004 and 2003. On July 20, 2004, our appointment as principal accountants was terminated. We have read netGuru's statements included under Item 4 of its Form 8-K dated July 20, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with netGuru's statements that netGuru's decision to change accountants was approved by netGuru's audit committee and board of directors and netGuru's statements in the second paragraph of Item 4 to its Form 8-K dated July 20, 2004.

Very truly yours,

/s/ KPMG LLP